MONARCH PLAZA SUITE 1600 3414 PEACHTREE ROAD N.E. ATLANTA, GEORGIA 30326 PHONE: 404.577.6000 FAX: 404.221.6501
www.bakerdonelson.com

MICHAEL RAFTER

DIRECT DIAL: 404.443.6702

DIRECT FAX: 404.238.9626

MRAFTER@BAKERDONELSON.COM

August 9, 2012

VIA EDGAR

Mr. Mark S. Webb

Legal Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Shepherd’s Finance, LLC (the “Company”) - File No. 333-181360

Dear Mr. Webb:

This letter is sent in response to your letter dated July 23, 2012 setting forth your comments to the application for the Company’s offering. Below we have reproduced your comment #1 and included our response thereto. We will respond to your remaining comments in a separate letter to be filed in mid-August in connection with filing Amendment No. 2 to the Registration Statement.

General

1.	Please revise on Form S-11. See General Instruction A to the Form.

Response: As we discussed with Jonathan Gottlieb of the SEC Staff, we researched and analyzed whether From S-1 or Form S-11 was the proper form for this Company prior to filing the initial Form S-1 with the SEC. For the reasons set forth below, we determined that Form S-1 was more appropriate for the Company for registration of its securities than Form S-11.

As an initial matter, General Instruction to Form S-11 states that the form shall be used for registration of securities issued by (i) real estate investment trusts or (ii) other issuers whose business is primarily that of “acquiring and holding for investment real estate or interests in real estate.” First, the Company is not a real estate investment trust (“REIT”) and has no intention to become a REIT. Second, the Company is not in the business of acquiring and holding for investment real estate or interests in real estate. The Company is in the business of making short term loans to homebuilders to help fill a void in lending when community banks and other similar financial institutions, none of which are themselves “real estate companies”, stopped making development loans to homebuilders in 2008. The Company views itself as a non-bank financial institution as indicated by its SIC code, 6153 (Short-Term Business Credit Institutions).

In other instances where the Commission has intended for its rules and regulations to apply specifically to mortgages, it has so stated explicitly. For example, Section 3(c)(5)(C) of the Investment Company Act of 1940 states that the definition of “investment company” does not include a person not engaged in the business of “purchasing or otherwise acquiring mortgages and other liens on and interest in real estate.” Accordingly, we believe that if the Commission intended for Form S-11 to be appropriate for use by all issuers engaged in the business of making loans secured by mortgages, the Commission would have explicitly stated such intention in the General Instructions. While we understand and appreciate that

Mr. Mark S. Webb

August 9, 2012

mortgage REITs and other companies whose primary business is to invest in real estate mortgages have traditionally registered their securities on Form S-11, the Company does not believe it is in the mortgage lending business and does not view these mortgage companies as its competitors for its lending business.

While the Company is not organized as a bank, the Company’s business is most similar to that of banks which register their securities on Form S-1 rather than Form S-11. Similar to banks’ secured lines of credit with institutions such as the Federal Reserve and Federal Home Loan Banks and borrowing on instruments such as certificates of deposit, the Company will maintain a secured line of credit and unsecured short term note borrowings, as disclosed in the Company’s prospectus. Also as discussed in the prospectus, the Company’s primary competition for customers will be banks and other financial institutions. The Company’s policies, procedures and underwriting will be most similar to those of banks, rather than REITs or real estate companies. The lending experience of the Company’s board members has been with banks or through business relationships with banks, and the Company’s financial statements are structured like those of banks. As you will note from the Company’s financial statements and related footnotes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus, the Company presents interest and fee income as a single line item in its statement of operations and discusses interest rate spread (which includes the Company’s fee income earned from making the loans. The presentation of this and other information in the Company’s financial statements is consistent with SEC Industry Guide 3 (Statistical disclosure by bank holding companies). We believe this bank holding company type of information is more relevant disclosure to a potential investor of the risks presented by an investment in the Notes than information typically provided to an investor by a REIT or real estate company. Additionally, the Company is filling a void in the commercial lending market that has been created by banks. Finally, the Company believes that if it were to be acquired, it would most likely be acquired by a bank.

When considering and now reexamining whether to register its securities on Form S-11 or Form S-1, the Company also considered the practice of other issuers engaged in the same business. Specifically, the Company notes the recent registration statements filed by Omega Commercial Finance Corporation (originally filed March 29, 2012) and Camco Financial Corporation (originally filed July 17, 2012). Both of these companies are engaged in the business of lending for real estate acquisition and development purposes. Based in part on the registration statements filed by these and other similar issuers, the Company has determined that Form S-1 is most appropriate for registration of its securities.

Finally, the Commission has previously stated that when an issuer’s primary business is something other the acquisition of real estate, such as the operation of a resort or agricultural business, the ownership of significant real estate will not make Form S-11 appropriate for registration of the issuer’s securities. See The Manual of Publicly Available Telephone Interpretations, Section G, Securities Act Forms (July 1997), Numbers 10 and 113; Edward C. Tietig, SEC No-Action Letter (September 6, 1976). Similarly, the Company’s business is lending to homebuilders, rather than investment in real estate. Accordingly, even if the Company’s collateral interests are deemed to be “interests in real estate,” the Company’s primary business purpose of commercial lending to homebuilders that is more akin to banks and other similar financial institutions makes it inappropriate to register its securities on Form S-11.

Accordingly, we respectfully request that you clear this comment.

If you have any questions, or require additional information or documents, please contact the undersigned (404/443-6702; mrafter@bakerdonelson.com).

Mr. Mark S. Webb

August 9, 2012

Very truly yours,

BAKER DONELSON BEARMAN CALDWELL &
BERKOWITZ, P.C.

/s/ Michael K. Rafter